Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Second Fiscal Quarter Ended August 31, 2013

• Quarterly Net Revenues up by 35.1% Year-Over-Year

• Quarterly Income from Operations up by 46.6% Year-Over-Year

• Quarterly Net Income Attributable to TAL up by 45.4% Year-Over-Year

(Beijing — October 22, 2013)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the quarter ended August 31, 2013, which is the second quarter of TAL’s fiscal year 2014.

Highlights for the Second Quarter of Fiscal Year 2014

•                  Net revenues increased by 35.1% year-over-year to US$92.0 million from US$68.1 million in the same period of the prior year.

•                  Income from operations increased by 46.6% to US$24.4 million, from US$16.7 million in the second quarter of fiscal year 2013.

•                  Net income attributable to TAL increased by 45.4% year-over-year to US$23.3 million from US$16.0 million in the same period of the prior year.

•                  Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 38.7% year-over-year to US$25.1 million from US$18.1 million in the same period of the prior year.

•                  Basic and diluted net income per American Depositary Share (“ADS”) were US$0.30 and US$0.29, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.32 and US$0.31, respectively. Each ADS represents two Class A common shares.

•                  Cash, cash equivalents and term deposits totaled US$294.1 million as of August 31, 2013, compared to US$209.2 million of cash, cash equivalents and term deposits as of February 28, 2013.

•                  Total student enrollments increased by 24.8% year-over-year to approximately 308,490.

•                  Total physical network consisted of 264 learning centers as of August 31, 2013, from 255 as of May 31, 2013.

Highlights for the First Six Months Ended August 31, 2013

•                  Net revenues increased by 30.7% year-over-year to US$153.4 million from US$117.4 million in the same period of the prior year.

•                  Income from operations increased by 37.1% to US$31.1 million, from US$22.7 million in the same period of fiscal year 2013.

•                  Net income attributable to TAL increased by 49.5% year-over-year to US$31.4 million from US$21.0 million in the same period of the prior year.

•                  Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 38.7% year-over-year to US$35.1 million from US$25.3 million in the same period of the prior year.

•                  Basic and diluted net income per American Depositary Share (“ADS”) were US$0.40 and US$0.39, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.45 and US$0.44, respectively.

•                  Total student enrollments during the first six months of fiscal year 2014 increased by 21.8% year-over-year to approximately 501,140.

•                  Total physical network increased to 264 learning centers as of August 31, 2013 from 255 learning centers as of February 28, 2013.

Financial and Operating Data——Second Quarter and First Six Months of Fiscal Year 2014

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	August 31,
	2012	2013	Pct. Change
Net revenues	68,064	91,968	35.1%
Net income attributable to TAL	16,042	23,329	45.4%
Non-GAAP net income attributable to TAL	18,121	25,138	38.7%
Operating income	16,673	24,440	46.6%
Non-GAAP operating income	18,752	26,249	40.0%
Net income per ADS attributable to TAL — basic	0.21	0.30	44.4%
Net income per ADS attributable to TAL — diluted	0.21	0.29	42.3%
Non-GAAP net income per ADS attributable to TAL — basic	0.23	0.32	37.7%
Non-GAAP net income per ADS attributable to TAL — diluted	0.23	0.31	35.7%
Total student enrollments in small class, one-on-one, and online courses	247,100	308,490	24.8%

	Six Months Ended
	August 31,
	2012	2013	Pct. Change
Net revenues	117,378	153,367	30.7%
Net income attributable to TAL	20,993	31,387	49.5%
Non-GAAP net income attributable to TAL	25,301	35,086	38.7%
Operating income	22,689	31,107	37.1%
Non-GAAP operating income	26,997	34,806	28.9%
Net income per ADS attributable to TAL — basic	0.27	0.40	48.4%
Net income per ADS attributable to TAL — diluted	0.27	0.39	46.9%
Non-GAAP net income per ADS attributable to TAL — basic	0.33	0.45	37.7%
Non-GAAP net income per ADS attributable to TAL — diluted	0.32	0.44	36.2%
Total student enrollments in small class, one-on-one, and online courses	411,610	501,140	21.8%

“The second quarter was an outstanding quarter for our business. Net revenues increased by 35.1% year-over-year to US$92.0 million, exceeding the top-end of our guidance by US$1.5 million. Revenue growth was supported by a 24.8% increase in enrollments. Our small class business in markets other than Beijing and Shanghai continued to perform well, and accounted for 35% of small class revenues compared to 22% during the same period last year. In addition, our Shanghai operation maintained its solid revenue growth trajectory on the back of continued strong enrollment increases in the summer semester,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang.

“Given the improved learning center utilization, we took the opportunity to more aggressively ramp up our tutoring network capacity in the quarter. We added a net of nine learning centers, bringing the total to 264 centers, as compared to 255 at the end of the first fiscal quarter. In terms of classroom capacity, we signed leases for a net 247 additional classrooms in the quarter for our small class business, bringing us to a net 351 additional classrooms for the first half of the year. For the remainder of this fiscal year, we plan to continue to add new learning centers as well as classrooms to existing learning centers, but at a slower pace than in the first half of the year,” Mr. Zhang said.

Mr. Joseph Kauffman, Chief Financial Officer, continued, “In addition to strong top line results, we had better-than-expected net income growth of 45.4% year-on-year in the second quarter. In coming quarters, we expect to incur higher year-on-year growth in operational costs and expenses as we will bear the impact of past quarters’ center and classroom additions as well as invest further in center capacity and the human capital needed to support our current operations and new businesses. In our approach to network expansion, we will continue to be disciplined, employing a combination of scaling up existing facilities and investing in new centers.”

Financial Results for the Second Quarter of Fiscal Year 2014

Net Revenues

In the second quarter of fiscal year 2014, TAL reported net revenues of US$92.0 million, representing a 35.1% increase from US$68.1 million in the second quarter of fiscal year 2013. The increase was mainly driven by an increased number of total student enrollments combined with increased average selling prices (ASPs). Total student enrollments increased by 24.8% to approximately 308,490 from approximately 247,100 in the same period one year ago. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings. ASP increased by 8.2% from US$275 in the second quarter of fiscal year 2013 to US$298 in the same quarter of fiscal year 2014. The growth in ASP was mainly driven by the hourly rate increases of a portion of the small class course offerings and the foreign exchange rate fluctuation.

Operating Costs and Expenses

Operating costs and expenses were US$67.6 million, a 31.6% increase from US$51.4 million in the second quarter of fiscal year 2013. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$65.8 million, a 33.5% increase from US$49.3 million in the second quarter of fiscal year 2013.

Cost of revenues increased by 35.0% to US$43.0 million, from US$31.8 million in the second quarter of fiscal year 2013. The increase in cost of revenues was mainly due to an increase in teacher compensation, an increase in rental costs and other staff costs associated primarily with an expansion of learning center capacity, increases in wages and teacher fees and settlement of a third-party claim. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 35.1% to US$43.0 million, from US$31.8 million in the second quarter of fiscal year 2013.

Selling and marketing expenses increased by 20.9% to US$8.5 million, from US$7.0 million in the second quarter of fiscal year 2013. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 26.1% to US$8.2 million, from US$6.5 million in the second quarter of fiscal year 2013. The increase of selling and marketing expenses in the second quarter of fiscal year 2014 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings.

General and administrative expenses increased by 28.8% to US$16.1 million, from US$12.5 million in the second quarter of fiscal year 2013. The increase in general and administrative expenses was mainly due to an increase in compensation to our general and administrative personnel to support a greater number of programs and service offerings and depreciation expenses for Beijing office space. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 33.0% to US$14.6 million, from US$11.0 million in the second quarter of fiscal year 2013.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 13.0% to US$1.8 million in the second quarter of fiscal year 2014, from US$2.1 million in the same period of fiscal year 2013.

Gross Profit

Gross profit increased by 35.2% to US$49.0 million, from US$36.2 million in the second quarter of fiscal year 2013.

Income from Operations

Income from operations increased by 46.6% to US$24.4 million, from US$16.7 million in the second quarter of fiscal year 2013. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 40.0% to US$26.2 million, from US$18.8 million in the second quarter of fiscal year 2013.

Other Income /(Expense)

Other expense was US$0.3 million for the second quarter of fiscal year 2014, compared to other income of US$0.3 million in the second quarter of fiscal year 2013. Other expense in this quarter was mainly due to the donation of US$0.2 million to support victims of the Ya’an earthquake.

Income Tax Expense

Income tax expense was US$3.5 million in the second quarter of fiscal year 2014, as compared to US$2.4 million in the second quarter of fiscal year 2013.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 45.4% to US$23.3million, from US$16.0 million in the second quarter of fiscal year 2013. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 38.7% to US$25.1 million, from US$18.1 million in the second quarter of fiscal year 2013.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.30 and US$0.29, respectively, in the second quarter of fiscal year 2014. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.32 and US$0.31, respectively.

Capital Expenditures

Capital expenditures for the second quarter of fiscal year 2014 were US$3.3 million, representing an increase of US$1.6 million from US$1.7 million in the second quarter of fiscal year 2013. The increase was mainly from the purchase of equipment, including servers, computers, and other hardware used in our teaching facilities, to better support the Company’s operation.

Cash, Cash Equivalents, and Term Deposits

As of August 31, 2013, the Company had US$267.2 million of cash and cash equivalents and US$27.0 million of term deposits, as compared to US$185.1 million of cash and cash equivalents and US$24.1 million of term deposits as of February 28, 2013.

Deferred Revenue

As of August 31, 2013, the Company’s deferred revenue balance was US$143.7 million as compared to US$103.3 million as of August 31, 2012, representing an increase of 39.0% versus the same period of the previous year.

Business Outlook

Based on the Company’s current estimates, total net revenues for the third quarter of fiscal year 2014 are expected to be between US$69.5 million and US$71.0 million, representing an increase of 42% to 45% on a year-over-year basis.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the second fiscal quarter of fiscal year 2014 ended August 31, 2013 at 8:00 a.m. Eastern Time on October 22, 2013 (8:00 p.m. Beijing time on October 22, 2013).

The dial-in details for the live conference call are as follows:

• U.S. toll free:	+1-866-519-4004
• Hong Kong toll free:	800-930-346
• China toll free:	400-620-8038
• International toll:	+65-6723-9381
Conference ID:	81911776

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 11:59 a.m. U.S. Eastern time (11:59 p.m. Beijing time), October 29, 2013.

The dial-in details for the replay are as follows:

• U.S. toll free:	+1-855-452-5696
• Hong Kong toll free:	800-963-117
• China toll free:	400-120-0932
• International toll:	+61-2-8199-0299
Conference ID:	81911776

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2014, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified teachers; its ability to improve the content of its existing course offerings and to develop new courses; its ability to maintain and enhance its brand; its ability to maintain and continue to improve its teaching results; and its ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 264 physical learning centers as of August 31, 2013, located in fifteen key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou and Shenyang. We also operate www.eduu.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +861052926658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 28, 2013	As of August 31, 2013
ASSETS

Current assets
Cash and cash equivalents	$185,080,673	$267,184,130
Term deposits	24,110,716	26,963,868
Restricted cash-current	2,270,269	719,480
Available-for-sale securities	399,955	422,074
Inventory	410,167	346,363
Deferred tax assets-current	2,260,446	3,268,827
Prepaid expenses and other current assets	11,906,317	12,853,543
Total current assets	226,438,543	311,758,285
Restricted cash-non-current	—	2,403,966
Property and equipment, net	76,115,088	77,875,454
Deferred tax assets-non-current	538,464	950,582
Rental deposit	5,179,073	6,467,499
Intangible assets, net	1,724,444	1,532,245
Goodwill	555,194	564,448
Long-term investment	5,491,073	3,080,000
Total assets	$316,041,879	$404,632,479

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 1,739,337 and 1,704,868 as of February 28, 2013, and August 31, 2013, respectively)	$2,009,473	$1,980,092
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 67,743,448 and 107,198,687 as of February 28, 2013, and August 31, 2013, respectively)	102,513,876	143,685,668
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 11,269,507 and 18,021,990 as of February 28, 2013, and August 31, 2013, respectively)	17,196,001	25,637,839
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 2,165,785 and 4,374,308 as of February 28, 2013, and August 31, 2013, respectively)	2,778,305	3,082,466
Total current liabilities	124,497,655	174,386,065
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 36,845 and 31,924 as of February 28, 2013, and August 31, 2013, respectively)	98,945	168,544
Long-term payable (including long-term payable of the consolidated VIEs without recourse to TAL Education Group of nil and 1,307,339 as of February 28, 2013, and August 31, 2013, respectively)	—	1,307,339
Total liabilities	124,596,600	175,861,948

TAL Education Group Shareholders’ Equity

Class A common shares	68,314	69,213
Class B common shares	87,806	87,806
Additional paid-in capital	86,016,387	89,600,473
Statutory reserve	12,291,341	12,291,341
Retained earnings	86,430,705	117,817,653
Accumulated other comprehensive income	6,550,726	8,904,045
Total TAL Education Group’s equity	191,445,279	228,770,531
Total liabilities and equity	$316,041,879	$404,632,479

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2012	2013	2012	2013
Net revenues	$68,063,752	$91,968,361	$117,378,427	$153,366,749
Cost of revenues	31,845,082	42,993,981	57,622,215	74,913,633
Gross profit	36,218,670	48,974,380	59,756,212	78,453,116
Operating expenses (note 1)
Selling and marketing	7,012,903	8,477,695	13,145,236	16,269,718
General and administrative	12,532,377	16,144,405	23,959,949	31,170,396
Total operating expenses	19,545,280	24,622,100	37,105,185	47,440,114
Government Subsidies	—	87,610	38,069	93,661
Income from operations	16,673,390	24,439,890	22,689,096	31,106,663
Interest income	1,447,465	2,647,613	2,364,029	4,155,887
Other income / (expenses)	309,364	(290,237)	(931,748)	517,281
Gain on short-term investment	—	18,089	—	297,120
Income before income tax provision	18,430,219	26,815,355	24,121,377	36,076,951
Provision for income tax	(2,388,159)	(3,485,970)	(3,128,009)	(4,690,003)
Net income	16,042,060	23,329,385	20,993,368	31,386,948
Total net income attributable to TAL Education Group	$16,042,060	$23,329,385	$20,993,368	$31,386,948
Net income per common share
Basic	$0.10	$0.15	$0.14	$0.20
Diluted	0.10	0.15	0.13	0.20
Net income per ADS (note 2)
Basic	0.21	0.30	0.27	0.40
Diluted	$0.21	$0.29	$0.27	$0.39

Other comprehensive income, net of tax	322,790	371,836	(769,149)	2,353,319
Comprehensive income	16,364,850	23,701,221	20,224,219	33,740,267
Comprehensive income attributable to TAL Education Group	$16,364,850	$23,701,221	$20,224,219	$33,740,267

Weighted average shares used in calculating net income per common share
Basic	155,387,963	156,488,897	155,173,004	156,304,523
Diluted	156,311,147	159,797,296	156,432,354	159,245,689

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months Ended August 31		For the Six Months Ended August 31
	2012	2013	2012	2013
Cost of revenues	$38,115	$11,277	$88,711	$22,068
Selling and marketing	494,524	261,118	1,066,860	584,988
General and administrative	1,546,212	1,536,442	3,152,170	3,092,193
Total	$2,078,851	$1,808,837	$4,307,741	$3,699,249

Note 2: Each ADS represents two Class A common shares.

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2012	2013	2012	2013

Cost of revenues	$31,845,082	$42,993,981	$57,622,215	$74,913,633
Share-based compensation expense in cost of revenues	38,115	11,277	88,711	22,068
Non-GAAP cost of revenues	31,806,967	42,982,704	57,533,504	74,891,565

Selling and marketing expenses	7,012,903	8,477,695	13,145,236	16,269,718
Share-based compensation expense in selling and marketing expenses	494,524	261,118	1,066,860	584,988
Non-GAAP selling and marketing expenses	6,518,379	8,216,577	12,078,376	15,684,730

General and administrative expenses	12,532,377	16,144,405	23,959,949	31,170,396
Share-based compensation expense in general and administrative expenses	1,546,212	1,536,442	3,152,170	3,092,193
Non-GAAP general and administrative expenses	10,986,165	14,607,963	20,807,779	28,078,203

Operating costs and expenses	51,390,362	67,616,081	94,727,400	122,353,747
Share-based compensation expense in operating costs and expenses	2,078,851	1,808,837	4,307,741	3,699,249
Non-GAAP operating costs and expenses	49,311,511	65,807,244	90,419,659	118,654,498

Income from operations	16,673,390	24,439,890	22,689,096	31,106,663
Share based compensation expenses	2,078,851	1,808,837	4,307,741	3,699,249
Non-GAAP income from operations	18,752,241	26,248,727	26,996,837	34,805,912

Net income attributable to TAL Education Group	16,042,060	23,329,385	20,993,368	31,386,948
Share based compensation expenses	2,078,851	1,808,837	4,307,741	3,699,249
Non-GAAP net income attributable to TAL Education Group	$18,120,911	$25,138,222	$25,301,109	$35,086,197

Net income per ADS
Basic	$0.21	$0.30	$0.27	$0.40
Diluted	0.21	0.29	0.27	0.39
Non-GAAP Net income per ADS (note 3)
Basic	0.23	0.32	0.33	0.45
Diluted	$0.23	$0.31	$0.32	$0.44

ADSs used in calculating net income per ADS
Basic	77,693,982	78,244,448	77,586,502	78,152,262
Diluted	78,155,573	79,898,648	78,216,177	79,622,845

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.